HBOS plc
P.O. Box No. 5
The Mound
EDINBURGH EH1 1YZ

Telephone: Direct Line 0131 243 5522
Switchboard 0131 442 7777
Fax: 0131 243 5516
Telex 72275

Securities and Exchange Commission,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

02015585

Our Ref:

Your Ref: 82/3240

SUPPL

12th February, 2002

RECEIVED
FEB 27 2002

Dear Sirs,

Re: Exemption filing pursuant to Rule 12g3-2(b)

I refer to the US Securities Exchange Act 1934 Section 12(g) and specifically the exemption held under Rule 12(g)3-2(b) for securities of the Governor and Company of the Bank of Scotland (now part of HBOS plc). Pursuant to the ongoing obligation to provide relevant information I now enclose copies of announcements made to the London Stock Exchange.

Yours faithfully,

Kenny Melville,
Company Secretarial Assistant,
Company Secretary's Department.

Enc.

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Company	Care UK PLC
TIDM	CUK
Headline	Holding(s) in Company
Released	11:50 4 Feb 2002
RNS Number	9144Q

RECEIVED FEB 27 2002

RNS Number:9144Q
Care UK PLC
4 February 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

CARE UK PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC AND SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

-

6) (N/A %) of issued Class

-

7) Number of shares/amount of stock disposed

-

8) (N/A %) of issued Class

-

9) Class of security

ORDINARY SHARES

10) Date of transaction

-

11) Date company informed

12) Total holding following this notification

5,357,642

13) Total percentage holding of issued class following this notification

10.92%

14) Any additional information

FORMAL NOTIFICATION

15) Name of contact and telephone number for queries

J R S BRYANT 01206 752552

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 4 FEBRUARY 2002................

To Care UK Plc

On behalf of HBOS Plc.

Pursuant to Section 198 of the Companies Act 1985, Section 198, as amended, on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a non-material interest in the shares of your company as follows:

Sedol	No of Shares	Security class	Fund	- Registered Holder
0176655	919,529	Ordinary 10p	1105	Chase Nominees Ltd
0176655	2,332	Ordinary 10p	194	Chase Nominees Ltd A/C CMIG 194
0176655	29,450	Ordinary 10p	197	Chase Nominees Ltd A/C CMIG 197
0176655	71,365	Ordinary 10p	212	Chase Nominees Ltd A/C CMIG 212
0176655	427,750	Ordinary 10p	2314	Chase Nominees Ltd A/C CMIG2314
0176655	125,857	Ordinary 10p	2340	Chase Nominees Ltd A/C CMIG 2340
0176655	1,596,097	Ordinary 10p	ESCOS	Equitable Life Assurance Society
0176655	-	Ordinary 10p	HLBA	Morgan Nominees
0176655	19,382	Ordinary 10p	HLFO	Morgan Nominees
0176655	840	Ordinary 10p	HPBA	Morgan Nominees
0176655	620	Ordinary 10p	HPFO	Morgan Nominees
0176655	136,950	Ordinary 10p	HXBT	Morgan Nominees
0176655	162,330	Ordinary 10p	HXLFE	Morgan Nominees
0176655	4,830	Ordinary 10p	HXPEN	Morgan Nominees
0176655	1,860,310	Ordinary 10p	UKSML	CMI UK Smaller Co. Fund

HBOS plc's non-material interest is now 5,357642 which is 10.92% of the shares in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company HBOS PLC
TIDM HBOS
Headline SAR - Golden Prospect PLC
Released 11:57 5 Feb 2002
RNS Number 9915Q

RECEIVED
FEB 27 2002

RNS Number:9915Q
HBOS PLC
5 February 2002

FORM SAR 5

Date of disclosure...5/2/2.....

DISCLOSURE UNDER NOTE 3 OF RULE 5 OF THE RULES GOVERNING
SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of sale.........04/02/02.................................

Sale of.....GOLDEN PROSPECT ORD GBP 0.10............(name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares sold	If rights over shares sold, as opposed to the shares themselves, specify nature of rights
..ORD 10P.....	24,093,750..shares ...N/A.........rights	....

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
......0........(%)	...............(%)	.........(0%)

(3) Party making disclosure......HBOS PLC....................

(4) (a) Name of person selling shares or rights over shares THE EQUITABLE and, if different, beneficial owner ....LIFE ASSURANCE SOCIETY

(b) Names of any other persons acting by agreement or understanding (see SAR 5)...........................

Signed, for and on behalf of the party named in (3) above..................

(Also print name of signatory)......KAERON HERATY.................

Telephone and extension number......0207 321 1245....................

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Tel. No: 020 7382 9026.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	SAR - North Atlantic Smlr
Released	12:35 6 Feb 2002
RNS Number	0552R

RNS Number:0552R
HBOS PLC
6 February 2002

RECEIVED FEB 27 2002

FORM SAR 3

Date of disclosure..6/2/2........

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition........5/2/2.......................

Acquisition in...NORTHERN ATLANTIC SMALLER CO..........(name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
...ORD 5P.....	..400,000..shares ...N/A..........rights	....

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
2,263,941...(%)	...............(%)	..20.11.....(%)

(3) Party making disclosure.........HBOS PLC.................

(4) (a) Name of person acquiring shares or rights over shares THE EQUITABLE and, if different, beneficial owner..........LIFE ASSURANCE SOCIETY

(b) Names of any other persons acting by agreement or understanding (see SAR 5)...........................

Signed, for and on behalf of the party named in (3) above..................

(Also print name of signatory)......KAERON HERATY................

Telephone and extension number....0207 321 1245..................

Note. Under SAR 5, the holdings of and acquisitions by persons acting by

agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Powergen-Replacement
Released	14:38 7 Feb 2002
RNS Number	1402R

RNS Number:1402R
HBOS PLC
7 February 2002

The issuer has amended the Rule 8 - HBOS PLC announcement released today at 12:26 under RNS No 1294R

Section 3

All other details remain unchanged

The full corrected version is shown below.

Date of Disclosure 07/02/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 06/02/02

Dealing in Powergen plc (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP0.50

2) Amount bought	Amount sold	Price per unit
12,000		£7.6463

3) Resultant total of the same class owned or controlled
(and percentage of class) 6,070,352 (0.94%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation Equitable Life Assurance Society

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) Tim Harrison

Telephone and extension number 0207 321 1229 Kyriacos Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

This information is provided by RNS
The company news service from the London Stock Exchange

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RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:50 11 Feb 2002
RNS Number	2990R

RECEIVED
FEB 27 2002

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby
Brian Ivory
John Maclean
George Mitchell
Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The Shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of an employee participating in the Scheme who is beneficially entitled to such Shares and the Directors had no role in making any decision to sell.

7) Number of shares acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 10

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 841.15p

13) Date of transaction: 11th February 2002

14) Date company informed: 11th February 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,722,914 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.22%

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RNS Full Text Announcement

Company	North Atlantic Smlr Co Inv Tst PLC
TIDM	NAS
Headline	Holding(s) in Company
Released	08:39 12 Feb 2002
RNS Number	3156R

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

RECEIVED FEB 27 2002

1) Name of company

NORTH ATLANTIC SMALLER COMPANIES INVESTMENT TRUST PLC

2) Name of shareholder having a major interest

HBOS plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON MATERIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PERSHING KEEN NOMINEES - 5,629 SHARES
EQUITABLE LIFE ASSURANCE SOCIETY - 2,246,000 SHARES
HSBC GLOBAL NOMINEES (UK) LTD - 12,312 SHARES

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 5p

10) Date of transaction

NOT DISCLOSED

11) Date company informed

12 FEBRUARY 2002

12) Total holding following this notification

2,263,941 ORDINARY SHARES

13) Total percentage holding of issued class following this notification

20.11%

14) Any additional information

15) Name of contact and telephone number for queries

BONITA DRYDEN - 020 7747 5681

16) Name and signature of authorised company official responsible for making this notification

Date of notification ..12 FEBRUARY..2002

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